UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-55899

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Banco Santander México, S.A., Institución de Banca MÚlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Details of the Agenda for the General Ordinary and Extraordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on June 9, 2021

2.	Letter from the Secretary of the Board of Directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México regarding the call for a General Ordinary and Extraordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to take place on June 9, 2021

3.	Proxy Statement of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México for the General Ordinary and Extraordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to take place on June 9, 2021

4.	Presentation titled “Complementary Information to Banco Santander S.A. Announcement of Transaction” prepared by Banco Santander, S.A. dated May 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO.

By: /s/ Hector Chávez Lopez
Name: Hector Chávez Lopez
Title: Executive Director of Investor Relations

Date: May 11, 2021

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS´ MEETING

JUNE 9 2021

We hereby inform shareholders of the details of the matters to be discussed at the General Ordinary and Extraordinary Shareholders' Meeting in accordance with the Agenda of the Day published in the corresponding call made on May 10, 2021.

ITEM I

Proposal and, if applicable, approval for the payment of a cash dividend to the shareholders of the Company.

A proposal will be presented to pay a cash dividend to shareholders from the account "Income from previous years" for an approximate amount of Mx $3,054,147,461.00 M.N and it will be proposed to be paid on June 18 2021. Such dividend will be proposed to be distributed to shareholders in accordance to the number of shares they own at Mx $0.45 M.N. per share through the S.D Indeval Institución para el Depósito de Valores, S.A. de C.V.

ITEM II

Discussion and approval for the request to cancel the registration in the National Securities Registry (Registro Nacional de Valores) as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., of all the shares representing the Company's capital stock; resolutions in this regard.

The Shareholders will be informed that on March 9, 2021, the Company's Board of Directors received from Banco Santander, S.A. (“Santander Spain”) a letter (the “Initial Letter”) in which it was informed that Santander Spain was considering the possibility of carrying out a public tender offer addressed to all the Company's Shareholders for: (i) up to 100% of the shares representing the Company's capital stock that are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V.; and (ii) up to 100% of the American Depositary Shares listed on the New York Stock Exchange, each representing 5 (five) shares representing the Company's capital stock; in each case, that are not currently directly or indirectly owned by Santander Spain and/or its affiliates (the "Offer"); as well as to seek the delisting of said shares and the American Depositary Shares.

Likewise, it will be reported that in said Initial Letter, Santander Spain proposed to the Company's Board of Directors to carry out the Offer at an indicative price of $23.40 M.N. for each share representing the Company's capital stock. In relation to the foregoing, on March 9, 2021, at a meeting of independent directors, it was decided to hire the services of legal and financial advisers. Followed by an additional meeting on March 16 and certain communications with the independent directors of Santander México, Santander Spain sent, on March 22, 2021, a second letter (the “Subsequent Letter”) proposing to increase the indicative purchase price for each representative share of the capital stock of Santander México to $ 24.00 M.N. or, if higher, the book value of the Company's share (and its equivalent with respect to each American Depositary Share) according to the Company's financial statements for the last quarter prior to the launch of the Offer (assuming that the Company wouldn’t pay any dividend before the offer is settled).

In this regard, the Shareholders will be informed that on March 24, 2021, the Company's Board of Directors informed Santander Spain that it had analyzed its intention to formulate the Offer under the proposed terms and that under the current conditions and based on the opinion of its advisers, the Board of Directors of Santander México had favorably considered that the Offer be presented and that it would express its opinion in accordance with the provisions of the Mexican Securities Market Law at the time the Offer was formulated.

Shareholders will be informed that the Company's Board of Directors has been acting for this purpose with the participation only of its independent members (that is, without those directors who are employees of the Company, representatives of Santander Spain or other directors who are related persons of the Company).

Additionally, the shareholders will be informed that both in the Initial Letter and during the various negotiations, Santander Spain expressed its intention to carry out the cancellation of the registration of the Company's shares in the National Securities Registry (Registro Nacional de Valores) and the American Depositary Shares that these shares represent before the Securities and Exchange Commission of the United States, as well as their listing in the Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange, respectively.

In light of the foregoing, the attendees will be proposed the possibility of carrying out the cancellation of the registration in the National Securities Registry (Registro Nacional de Valores) and the listing in the Bolsa Mexicana de Valores, S.A.B. de C.V., of the shares of Santander México, subject to the conditions precedent consisting of:

✓	Obtaining authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and,

✓	That the Offer be carried out at a price of $23.55 M.N. for each share of the Company; this being the result of subtracting from the price of $ 24.00 MN, the amount of the dividend per share to be approved in the first item of the agenda or, if higher, by the book value of the Company's share (and its equivalent with respect to each American Depositary Share) in accordance with the financial statements of the Company for the last quarter prior to the launch of the Offer; provided, that said price per share must be at least the market value established in article 108, section I, subsection b), of the Securities Market Law within a period of 9 months from the date on which the shareholders of the Company, through an extraordinary general meeting, approve the holding of the same.

In order to carry out said cancellation, and, in accordance with article 108 of the Securities Market Law, it will be informed of the necessity to establish a trust fund to which Santander Spain will assign the resources necessary to acquire, at the same price of the Offer, the Company's shares and the American Depositary Shares that represent them, which are owned by investors who did not participate in the Offer.

The shareholders will be informed that if the Company approves the cancellation of the shares in the National Securities Registry and the delisting of the same in the Bolsa Mexicana de Valores, S.A.B. de C.V., the Company will seek to delist the shares and American Depositary Shares from the New York Stock Exchange and to terminate the registration of the shares under the United States Securities Exchange Act of 1934, despite not being necessary the approval of the Meeting.

It will be explained to the Shareholders that in order to follow up on the foregoing, the Company will have to carry out different actions, including, without limitation, the presentation of a request addressed to the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and several procedures before the Bolsa Mexicana de Valores, S.A.B. de C.V., S.D. Indeval Institución para el Depósito de Valores, S.A. de CV, and, as the case may be, before the United States Securities and Exchange Commission, the New York Stock Exchange and other competent authorities or institutions, in order to obtain authorizations and regulatory reviews and third parties that are necessary in order to consummate the cancellation of the listing of the Company’s shares.

Based on the above, the following will be proposed:

✓	The approval to carry out the cancellation of the registration in the National Securities Registry (Registro Nacional de Valores), as well as the listing in the Bolsa Mexicana de Valores, S.A.B. de C.V.,of all the shares representing the Company's capital stock, subject to the conditions precedent consisting of (a) obtaining authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores); and (b) that the public tender offer is made to all shareholders of the Company for (i) up to 100% of the Company's shares that are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V.; and (ii) up to

100% of the American Depositary Shares listed on the New York Stock Exchange, each representing 5 (five) shares of the Company; in each case, which are not currently owned directly or indirectly by Santander España and / or its affiliates, at a price of $23.55 M.N for each share of the Company; this being the result of subtracting from the price of $ 24.00 M.N, the amount of the dividend per share that will be proposed for approval in the first point of the agenda or, if higher, the book value of the Company's share (and its equivalent with respect to each American Depositary Share) in accordance with the Company's financial statements for the last quarter prior to the launch of the offer; provided that said price per share must be at least the listed value established in article 108, section I, subsection b), of the Securities Market Law within a period of 9 months from said date.

✓	That the Company is informed of the intention of Banco Santander, S.A. to carry out, either directly or indirectly through any of its affiliates, a public tender offer for all the Company's shares and the American Depositary Shares that as of this date are not owned by Banco Santander, S.A. and / or its affiliates.

✓	That the Company is informed of the Company’s intention to carry out the cancellation of the listing of the shares and the American Depositary Shares representing the Company's shares on the New York Stock Exchange and the termination of the registration of the same under the United States Securities Exchange Act of 1934.

✓	The approval so that the Company, either directly, or jointly between the Company and Banco Santander, S.A., through any of their respective legal representatives proceeds to carry out each and every one of promotions and procedures necessary or convenient to implement the previous resolutions, including, without limitation, submitting the requests that are necessary and, in general, the subscription of all documents, execution of procedures, publications and notices related to the above, as well as carrying out any other procedure that is necessary or convenient, including in any of said documents the changes that the authorities require without having to be approved again by this Meeting due to (i) the cancellation of the registration of the representative shares of the capital stock of the Company in the National Registry of Securities (Registro Nacional de Valores) and under the U.S. Securities Exchange Act of 1934, as well as its listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., and the New York Stock Exchange; and (ii) of any public tender offers that are made with respect to all the Company's shares and the American Depositary Shares that are not owned by Banco Santander, S.A. as of this date and / or its affiliates, in the announced terms.

✓	That the President and the Secretary be empowered to carry out all the necessary entries in the books of the Company, as well as to carry out all the necessary corporate acts.

ITEM III

Designation of special delegates to formalize and fulfill the resolutions adopted at the Shareholders’ Meeting.

It will be submitted for approval the appointment of Héctor Blas Grisi Checa, Fernando Borja Mujica,and Rocío Erika Bulhosen Aracil, as special delegates so that, jointly or separately, by themselves or through the person they designate, if necessary they appear before the notary public of their choice to request and grant the total or partial notarization of the act, as well as to issue simple copies or certified, either in its entirety or in what is conducive, that are requested; as well as write and sign the notices, publications, requests and writings that must be given in accordance with the applicable legal provisions and carry out the necessary steps related to the matters approved in the Meeting, including the presentation before the National Banking and Securities Commission (Comisión Nacional Bancara y de Valores), the Bolsa Mexicana de Valores, S.A.B. de C.V. and S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., of the notices, procedures, answers, requests and updates that are necessary or convenient in relation to the resolutions adopted.

 Item 2

Mexico City as of May 10 2021

Dear Shareholder:

I inform you that the Board of Directors of Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (Santander México) has called for a General Ordinary and Extraordinary Shareholders' Meeting “the Meeting” to be held on June 9, at 12:00 hours, in which it will be submitted for approval of the shareholders:

i.	Approval for the payment of a cash dividend to shareholders of the Santander Mexico.

ii.	The cancellation of the registration in the National Securities Registry (Registro Nacional de Valores) as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., of all the shares representing Santander Mexico’s capital stock.

iii.	Designation of special delegates to formalize and execute the resolutions adopted by Shareholders’ Meeting.

The call to celebrate the Meeting was published last May 10 by publication made in the electronic publications system for corporations of the Ministry of Economy (Secretaría de Economía).

The enclosed proxy card contains instructions on how to vote your shares for the General Ordinary and Extraordinary Shareholders' Meeting to be held June 9, 2021.

Voting is very important, both to the company and to you as a shareholder. We urge you to vote as soon as possible.

All the information regarding the Meeting is available at: www.santander.com.mx/ir/asambleas/. For any clarification, you can contact Investor Relations of Santander México through the mailbox investor@santander.com.mx

Finally, Santander Mexico hired Morrow Sodali, to answer any question or concern that you may have in relation to the agenda to be discussed at the Meeting. You can reach them at santander@morrowsodali.com or by calling the following:

-	Shareholders Call Toll Free: (800) 662-5200

-	Banks & Brokers Call Collect: (203) 658-9400

Thank you very much for your trust.

Yours truly,

/s/ Lic. Fernando Borja Mujica

_______________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors

Item 3

Proxy Statement Banco Santander México, S.A.

2021 Ordinary and Extraordinary General Meeting

Meeting information

Banco Santander México, S.A. invites all its shareholders to participate in its 2021 Ordinary and Extraordinary General Meeting (OEGM). Key information can be found in the following table and link to SAN MEX website www.santander.com.mx/ir/home

Date First call: 9 JUNE 2021 at 12:00 (ET)	Place Prolongación Paseo de la Reforma nº 500, Col. Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Ciudad de México.

Purpose of the meeting

▪	The purpose of this OEGM is:

▪	the approval for the payment of a cash dividend to shareholders of the Company of $0.45 Mexican pesos per share payable in full on June 18 2021.

▪	the approval of the cancellation of the registration with the National Banking and Securities Commission and delisting from the Bolsa Mexicana de Valores of all Banco Santander México, S.A.’s (the “Issuer”) shares representing the Bank’s share capital upon the execution of a cash tender offer by Banco Santander, S.A. to acquire all of the shares of the Issuer not already held by the Santander Group, representing up to approximately 8.3% of the Issuer’s share capital.

▪	For more information, please refer to the meeting agenda.

▪	In addition, shareholders are informed that, although the approval of the Extraordinary General Meeting (EGM) is not necessary for this purpose, in case the EGM approves the cancellation of the registration of Santander Mexico’s shares before the National Securities Registry and the delisting from the Mexican Stock Exchange is approved, the delisting of the shares from the New York Stock Exchange and the deregistration of Santander Mexico's shares under the U.S. Securities Exchange Act of 1934 will also be carried out.

Conditions

▪	The delisting will require the affirmative vote of at least 95% of the capital stock of Santander México in an EGM and that the delisting offer described in the resolutions proposals to be passed by the EGM is launched.

▪	The passing of the latter EGM resolution is a necessary condition to proceed with the delisting offer by Banco Santander, S.A.

▪	Commencement of the offer and the offer itself is subject to customary conditions for this type of transaction as indicated at the time of the announcement of the transaction.

Information agent and proxy solicitor, Morrow Sodali (800) 269 4523 /+52 5541696733 santandermexico@investor.morrowsodali.com	M O R R O W S O D A L I

Additional Information

Banco Santander, S.A. has prepared a brief presentation explaining the reasons why it believes that the proposed transaction is attractive for the shareholders of Banco Santander México, S.A. This presentation is available in the website: www.santander.com.mx/ir/home/, and complements the presentation published by Banco Santander S.A. at the time of the transaction announcement on 26th March. The principal such reasons are:

Price

▪	The price to be offered is 24 Mexican pesos for every share of Santander Mexico or, if higher, the book value per share of Banco Santander México, S.A. as per the financial statements of Santander Mexico for the quarter immediately preceding the date on which the offer is launched. In view of the dividend payment expected to be approved in the OEGM, the final price per share that would be paid to shareholders in the first case described above amounts to $23.55 Mexican pesos, which is equivalent to the result of subtracting such dividend payment from the announced price of $24.00 M.N. per share.

▪	The price to be offered together with the proposed dividend would represent a 24.3% premium on the closing market price immediately prior to the announcement of the offer.

▪	Broadly in line with pre-announcement consensus target price.

Comparable transactions

▪	The price to be offered, together with the proposed dividend, would represent a 23.6% premium over the last 30 trading days VWAP as of the date of announcement, the highest of comparable transactions in Mexico.

Window for liquidity

▪	The offer by Banco Santander, S.A. allows shareholders to access a window for liquidity.

Information agent and proxy solicitor, Morrow Sodali (800) 269 4523 /+52 5541696733 santandermexico@investor.morrowsodali.com	M O R R O W S O D A L I

Governance

On 26 March, we announced that the board of directors of Banco Santander Mexico, S.A. had been informed about the intention of Banco Santander, S.A. to make the offer and had retained external legal and financial advisors. The board of directors then informed that, under the current conditions and based on its advisors’ opinions, it had favorably considered the presentation of the offer and indicated that it would issue its opinion as provided under the Mexican Securities Market Law at the time the offer is launched. The board of directors of Banco Santander Mexico is acting for these purposes with the participation only of independent directors (without the participation of directors that are employees of the company, representatives of Banco Santander, S.A. or other related persons).

More information

Additional information about the 2021 OEGM can be found at the Company’s website or by contacting:

M O R R O W S O D A L I

Information agent and proxy solicitor, Morrow Sodali (800) 269 4523 /+52 5541696733 santandermexico@investor.morrowsodali.com	M O R R O W S O D A L I

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities. If and at the time a tender offer is commenced, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Banco Santander intends to mail these documents to Santander Mexico shareholders. Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/ RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Cautionary Statement Regarding Forward-Looking Statements.

This communication contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations. Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander Mexico shareholders will tender their shares in the tender offer; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other tender offer documents filed by Banco Santander and Santander Mexico. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Information agent and proxy solicitor, Morrow Sodali (800) 269 4523 /+52 5541696733 santandermexico@investor.morrowsodali.com	M O R R O W S O D A L I

Item 4

1 Complementary information to Banco Santander S.A. announcement of transaction May 10, 2021 This presentation has been prepared by, and reflects the opinions of, Banco Santander, S.A., with respect to the reasons why it believes that the proposed transaction is attractive for the shareholders of Banco Santander México, S.A. Banco Santander México, S.A. encourages its sh are holders to participate in its 2021 General Ordinary and Extraordinary Shareholders Meeting. Investors and security holders are urged to read the Tender Off er Statement on Schedule TO, Offer to Purchase, Solicitation/Recommendation Statement and all other relevant documents that will be filed with the U.S. Se cur ities and Exchange Commission and the Comisión Nacional Bancaria y de Valores regarding the proposed transaction carefully before making a decision concerning the tender offer as they will contain important information about the tender offer.

2 Disclaimer This communication contains “forward - looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995 . These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Banco Santander or Santander Mexico or their respective affiliates, including as a result of the implementation of the transactions described herein . These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from expectations . Risks and uncertainties include, among other things, risks related to the tender offer, including uncertainties as to how many of Santander Mexico shareholders will tender their shares in the tender offer ; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment ; higher volatility in capital markets ; inflation or deflation ; changes in demographics, consumer spending, investment or saving habits ; and the effects of the covid - 19 pandemic on the global economy) ; exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices) ; potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk ; political stability in Spain, the United Kingdom, other European countries, Latin America and the US ; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis ; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters ; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings ; and other risks and uncertainties discussed in ( i ) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward - Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20 - F and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward - Looking Statements” sections of Banco Santander’s most recent annual report on Form 20 - F . You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www . sec . gov) . Other factors that may cause actual results to differ materially include those that will be set forth in the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14 D - 9 and other tender offer documents filed by Banco Santander and Santander Mexico . All forward - looking statements in this communication are qualified in their entirety by this cautionary statement . Presentation prepared by Banco Santander S . A . The tender offer described in this communication has not yet commenced . This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common stock (including any American Depositary Share representing any common stock) or other securities . If and at the time a tender offer is commenced, Banco Santander (and/or one or more of its affiliates, as applicable) intends to file with the U . S . Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Santander Mexico will file with the SEC a Solicitation/Recommendation Statement on Schedule 14 D - 9 with respect to the tender offer . Banco Santander intends to mail these documents to Santander Mexico shareholders . Banco Santander will also file before the Comisión Nacional Bancaria y de Valores (“CNBV”) an informative brochure in connection with the transaction and the prospective offer as required under applicable law . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER . Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www . sec . gov and through the CNBV ´ s website at www . cnbv . gob . mx . The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer . This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer . IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION Cautionary Statement Regarding Forward - Looking Statements

3 Executive Summary 1 Offer price is attractive for minorities… ▪ A delisting offer provides more guarantees to minorities (high approval threshold, minimum price…) ▪ c24% premium to 30 - day VWAP, the highest of comparable transactions… (1) ▪ Broadly in line with pre - announcement consensus target price of 24.5 MXN/share 2 …that have the option of exiting a low liquidity stock ▪ Santander Mexico stock ranks in the last decile of liquidity among the main listed companies in Mexico ▪ A shareholder of some size exiting the stock is likely to exert significant negative pressure on the share price. ▪ SAN MX has been excluded from key equity indices (IPC and MSCI Latam ) 3 Offer price, inclusive of dividend, is only 7% below the 2 - year average pre - COVID price (1) ▪ But, macro outlook is still weaker than pre - COVID expectations ▪ Banking business profitability outlook challenged by low rates (1) Calculated on the basis of the previously announced total consideration per share of 24 MXN, which reflects a tender offer pr ice per share of 23.55 MXN plus the proposed dividend of 0.45 MXN/share to be paid prior to completion of the tender offer.

4 Source: Bloomberg (1) Calculated on the basis of the previously announced total consideration per share of 24 MXN, which reflects a tender offer pr ice per share of 23.55 MXN plus the proposed dividend of 0.45 MXN/share to be paid prior to completion of the tender offer.. Offer price is attractive for minorities… 16 18 20 22 24 26 28 Pre - offer announcement: consensus average target price MXN 24.5 Offer price of MXN24 , inclusive of proposed dividend, broadly in line with average pre - announcement of offer consensus average target price (1) Highest premium vs precedent transactions Broadly in line with average TP pre - announcement 23.9 Consensus target price evolution (Figures in MXN) 1 Average: 16.2% 1 - Day % Premium Target Acquirer Average: 12.7% Stock Transaction Cash Transaction 18.7% 18.6% 3.8% 8.7% 13.7% 12.5% Group Mexico 29/06/2012 12/4/2019 2/2/2004 31/10/2018 12.6% 14/06/2017 17/11/2010 14.7% 12.9% 21.1% 18.5% 17.1% Current offer +23.6% premium over last 30 trading days VWAP (1)

2 Santander Mexico is in the last decile of liquidity among the main listed companies in Mexico…

Average Daily Traded Value (6 months) – Santander vs. Mexbol companies



(Figures in US$ mm)
47.6 Walmart
47.1 Banorte
38.8 Grupo México
35.4 América Móvil
24.2 Femsa
21.5 Cemex
11.2 Gruma
10.6 Alfa
9.7 GAP
9.1 ASUR
7.8 Arca Continental
7.6 Kimberly ClarK
7.3 Orbia
6.8 Ienova
6.6 OMA
5.9 Bimbo
5.9 Televisa
5.6 Elektra
5.0 Peñoles
4.9 Qualitas
4.7 Coca-Cola…
4.6 Megacable
4.2 Pinfra
3.7 Telesites
3.4 Alsea
3.4 Jose Cuervo
3.4 BMV
3.3 Regional
3.3 Inbursa
2.9 GCC
2.7 Vesta
2.6 Ban Bajio
2.1 Genomma Lab
1.8 Santander…
1.8 Liverpool
1.3 Carso
Top 3 Minority Shareholders
Required Days to Liquidate Current Position
Existing position (%)
1.18
0.82
0.80
261
183
177
Shareholder 1
Shareholder 2
Shareholder 3
Assumes daily number of shares sold equal to 15% of 30-day trading volume

Santander was removed from Mexico's main equity index:
On the rebalancing of the index, on Sep. 11th, 2020, the Santander Mexico was removed from S&P/BMV IPC Index (Mexbol)
Santander Mexico was also removed from the MSCI Emerging Markets Latam, on Sep. 5th, 2019.

Last decile of transactionality
Santander Mexico is in the last decile of liquidity among the main listed companies in Mexico, even including the increase in volume after the announcement of the tender offer.

Santander Source: Santander & Bloomberg.

5

6 Low liquidity is detrimental for minority shareholders that want to exit SAN MX Price relative to the S&P IPC (weekly figures rebased to 100) Source: Bloomberg. 2 0x 2x 4x 6x 8x 10x 12x 14x 16x 0 20 40 60 80 100 120 140 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 Volume Price Price (rebased to 100) Volume (Weekly volume over average of L3M) - 0.9% 1.2x Days of volume greater than 1.2x the average volume of the L3M 13.9x 1.8x 1.2x 1.4x 1.3x 1.7x 1.3x 1.7x 1.3x 1.4x 2.2x 2.4x 1.5x 3.0x 1.3x 1.4x 1.5x 1.4x - 4.9% - 2.3% - 1.3% - 23.7% - 7.9% - 4.8% - 7.7% - 1.2% - 1.3% - 4.0% - 5.8% - 1.0% +4.7% +4.7% +13.8% +8.4% On 17 occasions since the last exchange offer, the daily trading volume has been greater than 1 . 2 x the average volume of the L 3 M, of which : ▪ 13 days were of negative performance ▪ 4 days were of positive performance

7 10 15 20 25 30 35 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 Source: Bloomberg (1) Calculated on the basis of the previously announced total consideration per share of 24 MXN, which reflects a tender offer pr ice per share of 23.55 MXN plus the proposed dividend of 0.45 MXN/share to be paid prior to completion of the tender offer.. Offer price, inclusive of dividend, is close to pre - Covid 19 average levels… (1) 2 - year Pre Covid - 19 average price: MXN 25.8 Offer price, inclusive of dividend, of MXN 24.0 is only 7% below pre covid - 19 average price (1) Offer price only 7% from pre Covid - 19 average price… 22.6 Share price evolution (Figures in MXN) 3 Avg. L12M pre CV - 19 Current Δ % Banorte 106.8 122.0 14.2% Bajio 36.9 31.6 (14.5%) Regional 101.5 102.6 1.1% Inbursa 26.3 19.6 (25.5%) Average (6.2%)

8 Source: IMF World Database as of April 2019 and April 2021. …But macro outlook pre and post - Covid 19 has significantly deteriorated… 2.1 2.0 1.6 1.9 2.4 2.6 2.7 2.7 2022E 2017 2018E 2024E 2021E 2020E 2019E 2023E Mexico’s macro outlook from pre - Covid (previous offer)… …different from macro outlook from current offer 2.1 2.2 - 0.1 - 8.2 5.0 3.0 2.1 2.0 2017 2018 2023E 2020E 2022E 2019 2021E 2024E Forecast Forecast 17.0 17.8 18.4 18.8 19.1 18.1 18.5 18.5 19.2 19.6 20.2 20.7 21.3 18.2 18.5 18.8 It will take until at least 2023 for GDP to reach pre - Covid 19 level GDP MXN Trn Mexico GDP growth rate IMF projections as of April 2019, figures in % Mexico GDP growth rate IMF projections as of April 2021, figures in % 3 GDP MXN Trn

9 3 4 5 6 7 8 9 10 Apr-18 Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Jun-19 Aug-19 Oct-19 Dec-19 Feb-20 Apr-20 Jun-20 Aug-20 Oct-20 Dec-20 Feb-21 Apr-21 Jun-21 Aug-21 Oct-21 Dec-21 Feb-22 Apr-22 Jun-22 Aug-22 Oct-22 Dec-22 Feb-23 Apr-23 Jun-23 Aug-23 Oct-23 Source: Bloomberg and Bloomberg consensus estimates. …with banking sector profitability likely to be negatively impacted by low rates (Figures in %) 3 Forecast Central Bank Rate & Mexico 10 YR Government Bond 4.0 6.7 4.7 6.5 Central Bank Rate 10YR Govt Note

T hank you